EXHIBIT 11

                              FUTURE DIMENSIONS VUL
          DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES
                FOR POLICIES PURSUANT TO RULE 6E-3(T)(B)(12)(III)

This document sets forth the administrative procedures that will be followed by Southland Life Insurance Company ("Southland") in connection with the issuance of its Future Dimensions flexible premium variable universal life insurance policies (the "policies") issued through Southland Separate Account L1 (the "Separate Account"), the transfer of assets held under the policies, and the redemption of interests in policies.


I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

     A.  Offering of the Policy

         The policy is offered only to qualifying individuals or groups ("owners") who satisfy certain suitability standards. The policy may be purchased to insure the life of a person (an "insured") in whom the owner has an insurable interest. Southland requires satisfactory evidence of insurability, which may include a medical examination of the insured. The issue ages are 10 through 75. Age is determined by the insured's age as of the birthday nearest the policy date.

         Generally, a minimum initial stated death benefit of at least $100,000 is required. However, depending on underwriting circumstances, the minimum for a group or corporate purchasers may be reduced.

         Acceptance of an application depends on Southland's underwriting rules. Southland reserves the right to reject an application for any reason.

         If a policy has more than one owner (joint owners), then transactions under the policy except for telephone transfers of account value require the authorization of all owners.

    B.   Cost of Insurance Charges Structure, Payments and Underwriting
         Standards

         Southland places the insured in a premium class when the policy is issued, based on underwriting. This original premium class applies to the initial stated death benefit.

         The cost of insurance charge for a policy is based on the age at issue, sex, premium class of the insured, and on the policy year. Therefore the charge varies from time to time. Southland places insureds in the following premium classes, based on underwriting: Standard smoker (ages 0-85); and Standard Non-smoker (ages 20-85). Southland's definition of "Smoker" includes the use of cigarettes, cigars, pipes, chewing tobacco, nicotine chewing gun or patch, snuff or any other tobacco or nicotine-based product or, insureds may be placed in a substandard rate class, with a higher mortality risk than the standard smoker or standard non- smoker classes.

         Southland guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance set forth in the policies. The guaranteed cost of insurance rate for standard classes are based on the 1980 Commissioners' Standard ordinary mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Premiums (1980 CSO Tables). The guaranteed cost of insurance rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

         At any time, Southland's current cost of insurance may be less than the guaranteed cost of insurance that is set forth in the policy. Current cost of insurance rates are determined based on expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

         Cost of insurance rates (whether guaranteed or current) for an insured in a standard non-smoker class are equal to or lower than guaranteed cost of insurance for an insured of the same age and sex in a standard smoker class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard non-smoker or smoker class are generally lower than guaranteed cost of insurance for an insured of the same age and sex and smoker status in a substandard class.

         The cost of insurance will not be the same for all policies. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health, and underwriting method. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing higher risks. However, there will be a uniform cost of insurance charge for all insureds of the same issue age, sex, policy duration and underwriting classification.

         If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental or rider benefits, and if the misstatement becomes known during the lifetime of the insured, then policy values will be adjusted to reflect the correct monthly deductions (based on the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun, and notification will be sent to the owner at least 61 days prior to the end of the grace period. See "Policy Termination and Grace Period," below.

     C.  Death Benefit

         The policy provides coverage on a named insured and a Death Benefit payable upon the death of the insured. The policy will remain in force as long as the policy's cash surrender value is sufficient to cover the charges due.

         On or after two years from the policy date, the owner may request a reduction in the stated death benefit, by written notice to Southland, subject to the following rules. If a change in the stated death benefit would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the policy as a life insurance contract, Southland will refund promptly to the owner the excess above the premium limitations.

         Any decrease in stated death benefit will become effective on the monthly processing date next following the date that notice requesting the decrease is approved by Southland. Southland reserves the right to decline a requested decrease in the stated death benefit if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with the guideline premium limitations, and the amount of such payments would exceed the cash surrender value under the policy.

         The minimum amount of a change to the death benefit amount must be at least $10,000. At any time the owner may request an increase in the stated death benefit and an application must be submitted. An increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet Southland's underwriting rules. The increase in stated death benefit will become effective on the next monthly processing date after the request is approved. The account value will be adjusted to reflect a monthly deduction (as of the effective date) based on the increased stated death benefit.

         Southland will determine a cost of insurance rate for each increase in coverage based on the age of the insured at the time of the increase. The following rules apply to determine the risk amount for each rate.

         When an increase in stated death benefit is requested, Southland conducts underwriting before approving the increase to determine whether a different premium class will apply to the increase. If the premium class for the increase has lower cost of insurance rates than the original premium class, then the premium class for the increase will also be applied to the initial stated death benefit. If the premium class for the increase has higher cost of insurance rates than the original premium class, the premium class for the increase will apply only to the increase in stated death benefit, and the original premium class will continue to apply to the initial stated death benefit.

         To determine the risk amount associated with a stated death benefit, Southland will attribute the total net amount at risk for the total stated death benefit. If there is a decrease in stated death benefit after an increase, the decrease is applied first to decrease prior increases in stated death benefit starting with the most recent increase.

         The policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured resident, Southland will comply.

     D.  Application and Payment Processing

         To purchase a policy, an application must be completed and submitted through an authorized Southland agent. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Southland's underwriting rules, temporary life insurance coverage may not exceed $1,000,000 and will not remain in effect for more than ninety (90) days.

         The insurance coverage becomes effective on the policy date, which may be specified on the application. The Policy Date is used to determine the monthly processing date, coverage effective date and policy anniversaries.

         The policy date is: 1) the date specified on the application, 2) the back-date of the policy to save age; or if neither 1) nor 2) apply, it is the date all underwriting and administrative requirements are met if the initial premium has been received. Otherwise, it is the date the initial premium is received by Southland.

         The Investment Date is the date that Southland first applies premium to the Policy. It is the valuation date on which Southland receives: 1) the initial premium, 2) approves the policy for issue, and 3) receives all issue requirements.

         As provided under state insurance law, the owner may be permitted to backdate the policy to preserve insurance age. In no case may the policy date be more than six months prior to the application date. The monthly deductions for the backdated period are deducted on the policy date.

         The initial premium payment must be at least equal to the sum of the scheduled premiums from the policy date through the investment date.

         Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premium invested on the valuation date they are received by Southland. If a premium payment is rejected, Southland will return it promptly, without adjustment.

         The policy date is the date from which policy months, years, and anniversaries are measured. A policy month is a one-month period beginning with a monthly processing date and ending with the day immediately preceding the next following monthly processing date (i.e. 8/15 - 9/14). The monthly processing date is the same as the policy date for each succeeding month. The monthly deductions are made each monthly processing date.

         A policy year is twelve months commencing with the policy date and ending with the day immediately preceding the next annual date (i.e. 8/15/1999 - 8/14/2000).

         The issue date, if the same as the policy date, is the date from which the suicide and contestable periods start. It is shown in the policy.

     E.  Allocation of Net Premiums

         On the investment date, the account value equals the initial premium payment minus premium- based charges, minus monthly deductions made as the policy date (up to six months for backdated policies). On each investment date thereafter, the account value is the sum of the amounts in the variable subaccounts, the guaranteed interest account, and the loan account. The account value will vary with the performance of the selected subaccounts, interest credited on amounts in the guaranteed interest account, interest credited on amounts in the loan account, charges, transfers, partial withdrawals, loans and loan repayments. The net account value is cash value minus outstanding policy debt.

         When applying for a policy, the owner selects a plan for paying premium payments at specified intervals, e.g., quarterly, semi-annually or annually, until the maturity date. If the owner elects, Southland will arrange for payment of planned period premiums on a monthly basis under a pre-authorized, electronic funds transfer (bank draft) arrangement. The owner is not required to pay premium in accordance with the plan; but can pay more or less than planned or skip a planned premium entirely. Currently, there is no minimum amount for each premium payment. Southland may establish a minimum amount effective 90 days after sending a written notice to the owner. Subject to certain limits (described below), the owner can change the amount and frequency of planned periodic premiums at any time by sending a notice to Southland. However, Southland reserves the right to limit the amount of a premium payment or the total premium paid.

         In the application, the owner specifies the percentage of net premium to be allocated to each subaccount including the guaranteed interest account (G.I.A.). Net premiums generally will be invested on the valuation date that Southland receives them and in accordance with the owner's most recent allocation instructions.

         The net premium allocation percentages specified in the application will apply to subsequent premium payments until the owner instructs otherwise. The minimum percentage that may be specified for a subaccount is 1%, and all percentages must be whole numbers. The sum of allocations must equal 100%. Southland limits the number of subaccounts
         (18) to which account value may be allocated over the life of the policy. An owner can change the allocation percentages at any time by sending a notice to Southland or, if telephone privileges are in effect, the request can be received by phone. The change applies to all premium payments received with or after receipt of the owner's notice.

     F.  Free Look

         Some states mandate that if an owner exercises his/her free look right he/she is entitled to a full premium refund. Other states mandate that if the owner exercises his/her free look option he/she is entitled to receive the value of the fund allocations plus a refund of the policy charges previously deducted.

         Amounts designated for the guaranteed interest account will be invested into that account on the investment date. If the owner's state requires return of premium during the free look period, amounts designated for the variable account are initially invested into the money market subaccount. Later, these amounts are transferred from the money market subaccount to the selected variable subaccounts, at the earlier of:
         1) five days after we mailed the policy and the state free look period has ended; or
         2) we have received the policy delivery receipt an the state free look period has ended.

         If the owner's state provides for return of account value during the free look period or no free look period, amounts designated for the variable account are invested directly into the selected variable subaccounts.

     G.  Additional Payment

         Additional unscheduled premium payments can be made at any time while the policy is in force. Premium payments after the initial premium payment must be made to the home office.

         Southland has the right to limit the number and amount of such premium payments. Total premium payments in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Southland will promptly refund the portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

         Southland reserves the right to reject a requested increase in planned periodic premiums, or unscheduled premium. Southland also reserves the right to require satisfactory evidence of insurability prior to accepting a premium which increases the risk amount of the policy. No premium payment will be accepted after the maturity date.

         The payment of premiums may cause a policy to be a Modified Endowment Contract (M.E.C.) under the Internal Revenue Code. If acceptance of a premium paid would, in Southland's view, cause the policy to become a M.E.C., then to the extent feasible Southland will not accept that portion of the premium that would cause the policy to become a M.E.C. unless the owner confirms in writing that it is his/her intent to convert the policy to a M.E.C. Southland may return the excess portion of the payment pending receipt of instructions from the owner.

         The owner may specify that a particular unscheduled payment is to be a repayment of policy debt.

     H.  Policy Termination and Grace Period

         The policy terminates at the earliest of: 1) the end of the grace period, 2) the surrender of the policy or, 3) the fulfillment of Southland's obligations under the policy (i.e., payment of the death benefit proceeds).

         If the cash surrender value on a monthly processing date is less than the amount of the monthly deduction to be deducted, the policy will be in default. In addition, if on a monthly processing date the outstanding policy debt exceeds the account value, the policy will be in default. The owner, and any assignee of record, will be sent notice of the default.

         If a policy goes into default, the owner will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period and for two additional months, or a sufficient amount to avoid termination caused by a high outstanding loan balance. Southland will send notice of the amount required ("grace period premium payment") to the owner's last known address and the address of the assignee of record. The grace period will begin when the notice is sent. The policy will remain in effect during the grace period. If the insured should die during the grace period, the death benefit proceeds will be payable to the beneficiary, but the amount paid will be reduced for the monthly deductions which were due as of the date of death and for outstanding policy debt. If the grace period premium payment is not paid by the end of the grace period, the policy will lapse. It will have no value and no benefits will be payable.

     I.  Reinstatement of a Policy Terminated for Insufficient Values

         The policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including a necessary premium payment and submission of satisfactory evidence of insurability.

     J.  Repayment of a Loan

         An owner may repay all or part of his/her policy debt at any time while the insured person is living and the policy is in force. Loan repayments must be sent to the home office and will be credited as of the date received. The owner may instruct Southland that a specific unscheduled payment is to be applied as a loan repayment. When a loan repayment is made, account value in the loan account in an amount equal to the repayment, is transferred from the loan account to the subaccounts according to the owner's current premium allocation instructions.

     K.  Policy Riders

         Rider benefits may be available to be added to the policy. Monthly charges for the rider will be deducted from the account value as part of the monthly deductions. Currently available riders are: Adjustable Term Insurance Rider, Accidental Death Benefit Rider, Additional Insured Rider, Children's Insurance Rider, Guaranteed Insurability Rider, Guaranteed Minimum Death Benefit Rider, Waiver of Cost of Insurance Rider, and Waiver of Specified Premium Rider.

         Additional rules and limits apply to the rider benefits and are set forth in the rider.



 II.  TRANSFERS AMONG SUBACCOUNTS

     Several subaccounts of the Separate Account are available for allocation of net premiums paid, subject to certain limitations set forth in the policy. Each invests in shares or units of an underlying portfolio. Currently available subaccounts invest in portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II, INVESCO Variable Investment Funds, Inc., and Janus Aspen Series. All Funds are registered under the Investment Company Act of 1940 as open- end management investment companies. Additional funds may be made available in the future.

     After the free-look period and prior to the maturity date, the owner may transfer all or part of the account value from the subaccounts to other subaccounts or to the guaranteed interest account. An amount may be transferred from the guaranteed interest account to the variable subaccounts, subject to some restrictions. The minimum transfer amount is the lesser of $100 or the entire amount in that subaccount. A transfer request that would reduce the amount in an subaccount below $100 will be treated as a transfer request for the entire amount. Transfers from the guaranteed interest account are permitted only within the first 30 days of a policy year. Transfer requests received within 30 days prior to a policy anniversary will be processed on the policy anniversary. Such transfers are limited in amount to the greatest of: 25% of the balance in the guaranteed interest account on the policy anniversary; the total withdrawn in the prior policy year; or $100.00. With the exception of the Right to Exchange (described below), Southland reserves the right to limit the number or frequency of transfers permitted in the future.

     Southland will make the transfer as of the end of the valuation period during which such transfer is received by Southland. Currently, there is a limit on the number (12) of free transfers that can be made between subaccounts in a policy year. Currently, Southland assesses an excess transfer charge of $25 for each transfer in excess of the first twelve transfers during a policy year. The excess transfer charge will be deducted from the subaccount from which the requested transfer is being made.

     Transfer requests will be accepted by telephone, provided the appropriate authorization has been provided to Southland. Southland reserves the right to suspend telephone transfer privileges at any time, for any reason, if Southland deems such suspension to be in the best interests of owners.

     During the first twenty-four policy months following the policy date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time Right to Exchange the policy by requesting that all of the variable account value be transferred to the guaranteed interest account. Exercise of the Right to Exchange is not subject to any charge. Following the exercise of the Right to Exchange, premium may not be allocated to the variable account, and transfers of account value to the variable account will not be permitted. The other terms and conditions of the policy will continue to apply.

     Transfers may also be effected pursuant to the dollar cost averaging or auto rebalancing feature if elected by the owner, as described in the current prospectus.

 III.  REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSACTIONS

     A.  Surrender for Cash Surrender Value

         An owner may surrender the policy at any time for its cash surrender value by submitting notice to the home office. Southland may require return of the policy. A surrender request will be processed as of the valuation date the surrender notice and all required documents are received. Payment generally will be made within seven calendar days. An owner's policy will terminate and cease to be in force if it is surrendered. It cannot be reinstated later. A surrender payment may be made as a lump sum or under one of the available settlement options, at the election of the owner.

     B.  Death Claims

         The death benefit proceeds are equal to the sum of the base death benefit for each coverage segment under the selected death benefit option, calculated on the date of the insured's death, plus rider benefits, minus outstanding policy debt, minus unpaid monthly deductions incurred prior to the date of death. If the insured's age or sex has been misstated in the application for the policy or in an application for supplemental or rider benefits, and if the misstatement becomes known after the death of the insured person, then the death benefit under the policy or such supplemental or rider benefits will be that which the cost of insurance charge which was deducted from the account value on the last monthly processing date prior to the death of the insured would have purchased for the correct sex and age.

         Southland will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its home office of due proof of death of the insured and all other requirements necessary to make payment. If the payment of the death benefit of a policy is contested, payment of proceeds may be delayed.

         Southland will pay interest at the rate declared by us or at a higher rate required by law.

         The death benefit payable depends on the death benefit option in effect on the date of death. Subject to certain conditions, owners may change the death benefit option. Under Option A, the base death benefit is the greater of the specified target death benefit amount or the applicable percentage of account value on the date of the insured's death. Under Option B, the base death benefit is the greater of the specified target death benefit amount plus the account value on the date of death, or the applicable percentage of the account value on the date of the insured's death.

         The "applicable percentage" is the appropriate factor from the Definition of Life Insurance factors shown in the policy prospectus appendix A.

         On or after the first monthly processing date, the owner may change the death benefit option on the policy, by notice to Southland, subject to the following rules. A change in the death benefit option may be requested at least one day prior to a policy anniversary. After the change, the specified death benefit amount must still comply with the minimum to issue a policy. The effective date of the change will be the monthly processing date next following the day that Southland approves the request. Southland may require satisfactory evidence of insurability for some changes.

         An owner may change from death benefit option A to option B, or from option B to option A.

         When a change from Option A to Option B is made, the stated death benefit amount after the change will be the stated death benefit amount before the change minus the account value on the effective date of the change. When a change from Option B to Option A is made, the stated death benefit amount after the change will be the stated death benefit amount before the change plus the account value on the effective date of the change.

     C.  Policy Loan

         After the first monthly processing date and while the policy is in force and not in the grace period, the owner may borrow against the policy by submitting a request to the home office. The minimum amount of a loan is $100. The maximum loan amount is 90% of the net cash surrender value. Maximum loan amounts may be different if required by law.

         A loan is processed as of the date the loan request is approved. Loan proceeds generally will be sent to the owner within seven calendar days.

         When a policy loan is made, an amount sufficient to secure the loan is transferred out of the subaccounts and into the policy's loan account. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the net cash surrender value and the death benefit proceeds, will be reduced immediately by the amount borrowed. This transfer is made from the account value in each subaccount in proportion to the account value in each on the date of the loan, unless the owner specifies that transfers be made from a specific subaccount. An amount equal to due and unpaid loan interest which exceeds interest credited to the loan account will be transferred to the loan account on each policy anniversary. Such interest will be transferred from each subaccount in the same proportion that account value in each bears to the total unloaned account value.

         The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate of 4%. Loan interest accrues daily at an annual interest rate of 6%. Interest is due in arrears on each policy anniversary. Outstanding loan amounts (including unpaid interest added to the loan) plus accrued interest not yet due equals the total policy debt.

         After the tenth policy anniversary (fifth if the insured person is 60 or older), the owner may take a "preferred" loan. A preferred loan is the first loan amount in a policy year up to 10% of the net account value. Amounts borrowed in excess of the 10% or later in the year will not be considered "preferred". In the 21st policy year and thereafter, all loan balances are "preferred."

         Preferred loan amounts receive interest credited at an effective annual rate of 4%. Loan interest on preferred loan amounts accrues at an annual interest ate of 4%.

     D.  Partial Withdrawals

         An owner may make partial cash surrenders (known as partial withdrawals) under the policy at any time after the first policy anniversary. An owner must submit a request to the home office. Each partial withdrawal must be at least $100. The maximum partial withdrawal is the amount which will leave $500 as the net cash surrender value. When a partial withdrawal is taken, the amount of the withdrawal plus a service fee is deducted from the account value. This service fee is 2% of the amount of the withdrawal, up to a maximum of $25. As of the date Southland processes the partial withdrawal, the cash value will be reduced by the partial withdrawal amount.

         Unless the owner requests that a partial cash surrender be deducted from specified subaccounts, it will be deducted from the subaccounts on a pro-rata basis in proportion to the account value in each.

         If death benefit Option A is in effect, Southland may reduce the stated death benefit amount. Southland may reject a partial withdrawal request if it would reduce the stated death benefit amount below the minimum amount required to issue the policy, or if the partial withdrawal would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Southland.

         Partial withdrawals will be processed as of the valuation date the request is received by Southland, and generally will be paid within seven calendar days.

     E.  Monthly Charges

         On each monthly processing date, Southland will deduct from the account value the monthly deductions due, commencing as of the policy date. An owner's policy date is the date used to determine the applicable monthly processing date. The monthly deduction consists of (1) cost of insurance charges, (2) the monthly administrative charge, (3) mortality and expense charge, and (4) charges for rider benefits. The monthly deduction is deducted from the subaccounts, including the guaranteed interest account pro rata based on the account value in each investment option, unless the owner has selected a designated deduction subaccount for the policy.

     F.  Continuation of Coverage

         The maturity date is generally the insured's 100th birthday, and is shown in the policy.

         At the policy's maturity date, the owner may surrender the policy for its net cash surrender value. Or, he/she may allow insurance coverage to continue under the continuation of coverage feature.

         The policy date determines the type of the continuation of coverage and the fee, if any. Policies will have "Type 1" coverage if issued before August 1, 2000, or after that date but before the issue state permits "Type 2" coverage. Policies will have "Type 2" coverage issued on or after August 1, 2000, and the issue state permits "Type 2". The differences between the two types is shown below.


                                     Death Benefit Option   Stated Death Benefit
Continuation   Administrative Fee    During Continuation    During Continuation
of Coverage   Current/Guaranteed             of             of Coverage Period
                                       Coverage Period
 Type 1        None/None            Option B                Zero
 Type 2        None/$200            Option A                Target Death Benefit
                                                            as of the policy
                                                            maturity date

         With either type of coverage, the insurance coverage continues until the death of the insured person, unless the policy lapses or is surrendered. No further premim payments may be made and there are no further monthly deductions. All riders terminate and the account value is transferred into the guaranteed interest account. The variable account is no longer available.

         The owner may take policy loans or partial withdrawals. If a persistency refund is paid on the guaranteed interest account, it will be credited to policies in the continuation of coverage period.

     G.  Change of Insured

         The owner of the policy may choose, at any time after issue, to change the insured person under the policy. There is no fee for this change. However, the new insured must be insurable under Security Life's normal rules of underwriting. The account value will be moved to a new policy number and the new insured. Charges and fees under the new policy may change based on the new insured.

         At the time of the change, target premium and surrender charges are calculated under both policies. If the surrender charge on the new policy is higher, no surrender charge is deducted at the time of the change. If the surrender charge on the new policy is lower, a surrender charge in the amount of the difference (between old and new policy) is deducted. The resulting account value, loss tax charges as described in the prospectus, is transferred into the new policy. No initial sales charge is deducted on the change; but the new policy is subject to all applicable charges running from its policy date and for all new premium payments received. If there is a policy loan outstanding, it is transferred to the new policy.

     H.  Settlement Options

         During the insured's lifetime, the owner may elect that the beneficiary receive the death proceeds other than in one sum. If this election has not been made, the beneficiary may do so within 60 days after the insured person's death. The owner may also elect to take the net cash surrender value under one of these options.

         Option I:    Payouts for a Designated Period: Payouts will be made in
                      1, 2, 4 or 12 installments per year as elected for a designated period, which may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of account value applied is shown in Settlement Option Table I in the policy.

         Option II:   Life Income with Payouts Guaranteed for a Designated
                      Period: payouts will be made in 1, 2, 4 or 12 installments per year throughout the payee's lifetime, or if longer, for a period of 5, 10, 15, or 20 years as elected. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of account value applied is shown in Settlement Option Table II in the policy. This option is not available for ages not shown in this Table.

         Option III:  Hold at Interest: Amounts may be left on deposit with us to be paid upon the death of the payee or at any earlier date elected. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. Interest may be accumulated or paid in 1, 2, 4 or 12 installments per year, as elected. Money may not be left on deposit for more than 30 years.

         Option IV:   Payouts of a Designated Amount: Payouts will be made until proceeds, together with interest, which will be at the rate declared by us or at any higher rate required by law, are exhausted. Payouts will be made in 1, 2, 4 or 12 equal installments per year, as elected.

         Option V:    Other: The owner may ask us to apply the money under any
                      other option that we make available at the time the benefit is paid.

         Payments under these options are not affected by the investment experience of any account of our variable account. Instead, interest accrues pursuant to the options chosen. Payment options will also be subject to our rules at the time of selection. These alternate payment options are only available if the proceeds applied are $2,000 or more and a periodic payment will be at least $20.

         The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

         We must approve an arrangement that involves a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (i.e., the rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.